SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES REPORTS A 90.3 PERCENTON-TIME PERFORMANCE IN FIRST QUARTER 2008

PRESS RELEASE	CONTACT:	Patricia Roquebert
(507) 304-2672

COPA AIRLINES REPORTS A 90.3 PERCENT
ON-TIME PERFORMANCE IN FIRST QUARTER 2008
Airline’s on-time performance is among the best in the industry

PANAMA CITY, April 7, 2008 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), today reported a 99.8 percent flight completion factor and an on-time performance of 90.3 percent during first quarter 2008. The airline measures on-time performance according to international standards established for the industry.

"Our on-time performance stands out in the airline industry, thanks to our effort to provide passengers with what they value most -- an on-time arrival," said Pedro Heilbron, CEO of Copa Airlines.

Copa Airlines is one of the leading airlines in Latin America. Copa Airlines currently offers approximately 126 daily scheduled flights to 41 destinations in 22 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa is an associate member of the SkyTeam Global Alliance, which gives passengers access to more than 15,200 daily flights to more than 790 cities in 162 countries. For more information, visit http://www.copaair.com . CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 04/07/2008	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO